AB
34

[redacted]

15046981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 52257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mount Kisco	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez & Co.
(Name – *if individual, state last, first, middle name*)

895 West Main Street	West Dundee	IL	60118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dawn Del Haye
Signature

Member
Title

Notary Public

AARON SIMONE
Notary Public - State of New York
NO. 01SI6234120
Qualified in Putnam County
My Commission Expires 01/10/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2014 AND 2013

CONTENTS

EJF

ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying statements of financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2014 and 2013, and the related statements of income, members' equity and cash flows for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

ERIC J. FERNANDEZ & CO.

Eric J. Fernandez & Co

Oakbrook Terrace, Illinois
February 12, 2015

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

www.ejfcpa.com

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
CURRENT ASSETS:		
Cash	$ 125,908	$ 47,585
Accounts receivable	6,868	3,836
Prepaid expenses	8,873	9,142
Total current assets	**141,649**	**60,563**
Total assets	**$ 141,649**	**$ 60,563**
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 11,424	$ 5,019
Total current liabilities	**11,424**	**5,019**
MEMBERS' EQUITY	**130,225**	**55,544**
	$ 141,649	**$ 60,563**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES:		
Transaction fees, net of fee sharing	$ 1,032,700	$ 1,276,375
Retainer fees	60,000	-
Other income	-	6,847
Total revenues	1,092,700	1,283,222
EXPENSES:		
Consulting	88,500	377,720
Registered representative	55,500	-
Travel and entertainment	50,326	20,438
Professional fees	30,495	23,075
Regulatory fees	13,856	12,428
Office supplies and miscellaneous	3,928	1,768
Association dues and subscriptions	2,940	895
Filing fees and taxes	1,600	(5,781)
Internet and website	1,427	3,145
Printing	842	99
Insurance	605	605
Total expenses	250,019	434,392
Net income	$ 842,681	$ 848,830

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
BALANCE, BEGINNING OF YEAR	$ 55,544	$ 492,714
Add: Net income	842,681	848,830
	898,225	**1,341,544**
Less: Member distributions	(768,000)	(1,286,000)
BALANCE, END OF YEAR	**$ 130,225**	**$ 55,544**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 842,681	$ 848,830
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable	(3,032)	(3,831)
(Increase) decrease in prepaid expenses	269	(2,177)
Increase (decrease) in accounts payable and accrued expenses	6,405	(4,820)
Total adjustments	3,642	(10,828)
Net cash provided by operating activities	**846,323**	**838,002**
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(768,000)	(1,286,000)
Net cash (used) in financing activities	**(768,000)**	**(1,286,000)**
NET INCREASE (DECREASE) IN CASH	**78,323**	**(447,998)**
Cash at beginning of year	**47,585**	**495,583**
CASH AT END OF YEAR	**$ 125,908**	**$ 47,585**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2014 and 2013 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2011 through 2013 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $114,484 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtness, whichever is greater). There was no material difference between the Company's net capital at December 31, 2014 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2014.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C. and 50% owned by an individual. The owners receive a consulting fee from the Company from time to time for special services rendered. For the years ended December 31, 2014 and 2013, $0 and $269,500 in consulting fees were paid to Glaucon Capital, L.L.C., respectively. Also, for the years ended December 31, 2014 and 2013, $9,000 and $13,920 in consulting fees were paid to an individual owner, respectively.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2014, revenues generated from its top three clients represented 95% (43%, 31% and 21%) and for 2013, revenues generated from its top three clients represented 92% (47%, 23% and 22%) of the Company's total revenue.

5. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 12, 2015 which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

EJF

ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.
Mt. Kisco, New York

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. as of and for the year ended December 31, 2014 and have issued our report thereon dated February 12, 2015, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. We have not performed any procedures with respect to the audited financial statements subsequent to February 12, 2015. The information contained in on the accompanying page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
Oakbrook Terrace, Illinois
February 12, 2015

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Members' equity	$ 130,225
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	130,225
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	8,873
Accounts receivable	6,868
Total non-allowable assets	15,741
Net capital total before haircuts	114,484
Haircuts on securities	-
Net capital	$ 114,484
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 11,424
Total aggregate indebtedness	$ 11,424
Computation of basic capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtness)	$ 762
Minimum dollar amount	$ 5,000
Amount required	$ 5,000
Excess net capital	$ 109,484
Aggregate indebtedness to net capital	9.98%

There is no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2014.

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

AGREED-UPON PROCEDURES
RELATED TO SIPC
ASSESSMENT RECONCILIATION

YEAR ENDED
DECEMBER 31, 2014

EJF

ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS
&
BUSINESS CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO GLAUCON CAPITAL PARTNERS L.L.C.'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Glaucon Capital Partners, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Glaucon Capital Partners, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glaucon Capital Partners, L.L.C.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursement journal), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences (no adjustments noted);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

895 West Main St.
West Dundee, IL 60118
Telephone 847/428-7400
Fax 847/428-0307

1 South 443 Summit, Suite 302
Oakbrook Terrace, IL 60181
Telephone 630/932-4880
Fax 630/932-9697

420 N. Front Street, Suite 202
McHenry, IL 60050
Telephone 815/344-7720
Fax 815/344-7773

www.ejfcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ERIC J. FERNANDEZ & CO.

Eric J Fernandez & Co

Oakbrook Terrace, Illinois
February 12, 2015

GLAUCON CAPITAL PARTNERS, L.L.C.
DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue		$ 1,283,500
Additions:		
Other		-
	Total additions	-
Deductions:		
Other		-
	Total subtractions	-
SIPC net operating revenues		1,283,500
General assessment - .0025		$ 3,209
Payments made		
June 25, 2014		$ 2,965
December 31, 2014		244
		$ 3,209